Exhibit 2.1

AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT
THIS AMENDMENT NO. 1 (this “Amendment”) to the Asset Purchase Agreement, dated as of June 23, 2016 (the “Agreement”), by and among ICN Acquisition, LLC, a Delaware limited liability company (“Buyer”), iControl Networks, Inc., a Delaware corporation (“Seller”), the Seller Stockholders, the Seller Stockholder Representative and the Guarantor is made as of November 15, 2016. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning given to them in the Agreement.
RECITALS
A.    Section 10.9 of the Agreement provides that it may be amended by the Parties at any time prior to Closing by execution of an instrument in writing signed by Buyer, Seller and the Seller Stockholder Representative.
A.    Buyer, Seller and the Seller Stockholder Representative desire to amend certain terms of the Agreement as set forth below.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing premises and the matters set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, Buyer, Seller and the Seller Stockholder Representative hereby agree as follows:

1.    Amendment to Article I of the Agreement.

(a)Section 1.1(w) of the Agreement is hereby amended and restated as follows:
““Business Products” shall mean the “Connect” and “Piper” products and services listed in Schedule 1, which Schedule 1 may be updated by Seller prior to Closing to include any products or services offered by Seller for the first time after the date hereof that Seller determines in good faith to be “Connect” or “Piper” products or services.”

(b)    Section 1.1(dddddddd) of the Agreement is hereby amended and restated as follows:
““Transferred Trademarks” shall mean the Trademarks listed on Schedule 6, which Schedule 6 may be updated by the Seller prior to the Closing to include any Trademarks acquired after the date hereof in accordance with Section 5.3 that is primarily related to the Business.”

2.    Amendments to Article V of the Agreement

(a)    Section 5.3(a) of the Agreement is hereby amended and restated as follows:
“Except (x) as contemplated by this Agreement, (y) as set forth in Section 5.3(a) of the Business Disclosure Schedule, or (z) as Seller may from time to time determine in good faith to be reasonably required in connection with or otherwise in furtherance of the Business (provided that Seller provide Buyer with prompt written notice after any such determination), during the period from the date of this Agreement until the earlier to occur of the termination of this Agreement in accordance with its terms and the Closing, Seller shall (i) conduct the operations of the Business in the Ordinary Course of Business, (ii) continue to actively prosecute or defend, or settle, as applicable, all Legal Proceedings to which Seller or any of its affiliates is a party and all other pending actions disclosed on Section 3.5(f) of the Business Disclosure Schedule; and (iii) use its commercially reasonable efforts to: (A) preserve the present operations, organization and goodwill of the Business; (B) preserve the present relationships with customers and suppliers of the Business; and (C) keep available the services of the present officers, employees, agents and other personnel of the Business.”
(b)    (i) The first sentence of Section 5.3(b) of the Agreement is hereby amended and restated as follows:
“Subject to Section 5.3(a), during the period from the date of this Agreement until the earlier to occur of the termination of this Agreement in accordance with its terms and the Closing, Seller may, with notice to Buyer as provided in Section 5.4, do or agree or commit to do, or permit any of its subsidiaries to do or agree or commit to do, any of the following:”
(ii) Section 5.3(b) of the Agreement is hereby amended to add a new paragraph after subsection (ix) of Section 5.3(b):
“For the avoidance of doubt, (x) the Parties intend that this Section 5.3(b) be permissive (and not restrictive) in nature and the agreements, commitments, permissions or other matters or actions of Seller or any of its affiliates referenced in subsections (i) through (ix) of this Section 5.3(b) shall be cumulative with, and not exclusive of, any other agreements, commitments, permissions or other matters or actions of Seller or any of its affiliates, and, notwithstanding anything herein to the contrary, Seller need not provide any notice to Buyer under this Section 5.3(b) in connection with any agreement, commitment, permission or other matter or action of Seller or any of its affiliates that is not referenced in subsections (i) through (ix) of this Section 5.3(b) or that is set forth in Section 5.3(b) of the Business Disclosure Schedule.”
(c)    Section 5.4 of the Agreement is hereby amended and restated as follows:
“No Interim Control. Buyer and Seller acknowledge and agree that (a) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the business or operations of the Business prior to the Closing, and Buyer will not exercise control over the Business or operations of the Business; (b) prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Business; and (c) Buyer and Seller will not communicate about the ongoing operations of the Business, and Seller will not seek, and Buyer will not provide, any consent or direction about any business decisions regarding the ongoing business operations of the Business, provided, that Buyer and Seller may communicate for purposes of integration planning to the extent such communications are forward-looking only, and no such plans will be implemented until all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated; provided, further, however, that Seller shall provide Buyer with written notice promptly following the taking of any action of the types set forth in Section 5.3(b). Notwithstanding anything herein to the contrary, any consent or writing of Buyer required prior to the Closing, whether or not expressly contemplated by this Agreement, relating to the ongoing business operations of the Business, shall be deemed granted, executed, and delivered by Buyer upon Seller’s delivery to Buyer of a written notice concerning the matters otherwise requiring such consent of Buyer.”
(d)    Section 5.5 of the Agreement is hereby amended and restated as follows:
“Consents. Seller shall (and shall cause the Acquired Companies to) use commercially reasonable efforts to obtain, and, subject to Section 5.4, Buyer shall cooperate with such efforts to obtain, prior to the Closing all consents, waivers, approvals and notices from third Persons (other than Governmental Entities) that are required to consummate the Transactions, if any (the “Consents”). Executed counterparts of all Consents shall be delivered to Buyer promptly after receipt thereof. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any Consent, neither Party nor any of its respective affiliates shall be required to (a) pay or agree to pay any amounts or other consideration; (b) agree to the imposition of any material limitation or obligation on its business or operations, or to sell, hold, divest, discontinue or otherwise limit any assets or businesses of such Party; (c) provide or agree to provide any additional security (including a guaranty); or (d) agree to any modifications of existing Contracts or the entry into any new Contracts (other than assignments or novations of existing Contracts which do not adversely affect Buyer’s rights and obligations under such Contracts).”
(e)    Section 5.6(a) of the Agreement is hereby amended and restated as follows:
“During the period commencing with the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to its terms and the Closing, (i) subject to Section 5.4, Seller shall afford (and shall cause the Acquired Companies to afford), at Buyer’s sole expense and subject to applicable Law, Buyer and its Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the properties, books, Business Records and personnel to the extent related to the Business as Buyer may reasonably request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege, protect any proprietary or confidential information unrelated to the Business, or comply with third-party confidentiality obligations); provided, however, that such access does not unreasonably disrupt the normal operations of the Business or Seller; and (ii) without the prior written consent of Seller (which shall not be unreasonably withheld, delayed or conditioned), and subject to Section 5.4, Buyer shall not contact any employee of Seller or any Acquired Company (other than with respect to offers of employment from Buyer to Business Employees in accordance with the terms of this Agreement), or any supplier or service provider to or customer of the Business in connection with this Agreement or any of the Transactions. Any access to Seller’s or any Acquired Company’s properties shall be subject to Seller’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing. Seller shall, within two (2) days following the full execution thereof, provide Buyer with a copy of any amendment to the Merger Agreement to the extent any such amendment is reasonably likely to impact the timing of the closing of the Merger. For the avoidance of doubt, prior to the Closing, the access and other rights granted to Seller pursuant to this Section 5.6 are strictly limited to integration planning, and Seller shall not have any access or similar rights other than in connection with such integration planning.”
(f)    Section 5.9(a)(ii) of the Agreement is hereby amended and restated as follows:
“Compensation and Benefits. For a period of ninety (90) days following the Closing Date, but subject to Section 5.9(b), Buyer shall provide each Transferred Employee who remains in employment with Buyer or its affiliates with (A) base salary or wage rate not less favorable than that provided in the offer letter sent pursuant to Section 5.9(a)(i) and (B) benefits that are comparable to the benefits provided to similarly situated employees of Buyer or its affiliates.”
(g)    Section 5.15 of the Agreement is hereby amended and restated as follows:
“Notification of Certain Matters.  Subject to Section 5.4, during the period commencing with the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to its terms and the Closing, Seller shall give notice to Buyer, and Buyer shall give notice to Seller, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any material respect; or (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of Seller or Buyer, as applicable, to consummate the Transactions set forth in Section 6.2(a) or Section 6.2(b) (in the case of Buyer) and Section 6.3(a) or Section 6.3(b) (in the case of Seller) to fail to be satisfied at the Closing. In addition, subject to Section 5.4, Seller shall give Buyer notice, as promptly as reasonably practicable upon becoming aware, of any Legal Proceedings initiated by, against, or involving Seller or any Acquired Company. The delivery of any notice pursuant to this Section 5.15 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the Parties. Any Party’s unintentional failure to give notice under this Section 5.15 shall not be deemed to be a breach of covenant under this Section 5.15 but instead shall constitute only a breach of the underlying representation, warranty, covenant, condition or agreement, as the case may be.”
3.    Amendments to Article X of the Agreement. Section 10.9 of the Agreement is hereby amended and restated as follows:
“Amendments, Extensions and Waivers. This Agreement may be amended by the Parties at any time prior to Closing by execution of an instrument in writing signed by Buyer, Seller and the Seller Stockholder Representative and at any time following the Closing by execution of an instrument in writing signed by Buyer, Seller and the Seller Stockholder Representative. At any time prior to the Closing, Buyer, on the one hand, and Seller, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other Party; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Notwithstanding anything herein to the contrary, Seller shall be permitted, without any action of or consent from Buyer, to revise (i) the Schedules to this Agreement as contemplated in Section 1.1 or (ii) Sections 2.2(j), 2.3(l), 2.4(e), and 2.5(h) of the Business Disclosure Schedule to properly allocate and reflect any rights, obligations and liabilities relating to the assets acquired, Business Products developed, Contracts executed, or Legal Proceedings commenced after the date of this Agreement and prior to the Closing.”
4.    Headings. The headings set forth in this Amendment are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Amendment or any term or provision hereof.
5.    Confirmation of the Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Agreement remain unmodified and in full force and effect. The provisions of Article X of the Agreement apply to this Amendment with any necessary modifications.

IN WITNESS WHEREOF, Buyer, Seller and the Seller Stockholder Representative have executed this Amendment as of the date written above.
ICN ACQUISITION, LLC

By:	/s/ Stephen Trundle
Name:	Stephen Trundle
Title:	President

iCONTROL NETWORKS, INC.

By:	/s/ Robert C. Hagerty
Name:	Robert C. Hagerty
Title:	CEO
FORTIS ADVISORS LLC,
solely in its capacity as the Seller Stockholder Representative

By:	/s/ Adam Lezack
Name:	Adam Lezack
Title:	Managing Director